Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended March 31,
	2004	2003
Earnings:
Income before income taxes and cumulative effects of accounting changes	$72,339	$70,062
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	148	141
Add fixed charges as adjusted (from below)	39,155	42,326

	$111,642	$112,529

Fixed charges:
Interest expense:
Corporate	$31,522	$35,042
Amortization of debt costs	2,413	2,354
1/3 of rental expense	5,220	4,930

Fixed charges	39,155	42,326
Less: Capitalized interest	—	—

Fixed charges as adjusted	$39,155	$42,326

Ratio (earnings divided by fixed charges)	2.85	2.66